SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

25065D100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Orchestra-Prémaman S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14		TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,226,121 shares of Destination Maternity Corporation common stock outstanding as of September 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on September 17, 2019.

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,603,596
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,603,596
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,604,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,226,121 shares of Destination Maternity Corporation common stock outstanding as of September 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on September 17, 2019.

1	NAMES OF REPORTING PERSONS Pierre-André Mestre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

1 The percentage was calculated based on 14,226,121 shares of Destination Maternity Corporation common stock outstanding as of September 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on September 17, 2019.

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described in Item 6 herein.  If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,604,596 shares or 11.3% of the DM Common Stock; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 1,000 shares of DM Common Stock directly beneficially owned by Orchestra-Premaman S.A. (“Orchestra-Premaman”) is approximately $9,030.00 which was funded with cash on hand of Orchestra-Premaman.  The aggregate purchase price of the 1,603,596 shares of DM Common Stock directly beneficially owned by Yeled Invest S.A. (“Parent”) is approximately €13,710,745.80 which was funded by a loan agreement with Natixis Wealth Management.
Item 5.	Interest in Securities of the Issuer.
Subsection (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:
(a) — (b) As of October 15, 2019, Orchestra-Premaman is the beneficial owner of and has shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing less than 0.01% of the outstanding shares of DM Common Stock.

As of October 15, 2019, Parent is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,603,596 shares of DM Common Stock, representing 11.3% of the outstanding shares of DM Common Stock. In addition, as a result of its ownership of a controlling interest in Orchestra-Premaman, Parent is deemed to beneficially own and have shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock owned by Orchestra-Premaman, representing less than 0.01% of the outstanding shares of DM Common Stock.

The percentages of the outstanding shares set forth above were calculated based on 14,226,121 shares of DM Common Stock outstanding as of September 3, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on September 17, 2019.

Except as set forth in this Item 5(a) – (b), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Annex A to the Original Schedule 13D beneficially owns any shares of DM Common Stock as of October 15, 2019.

(c)	Information concerning transactions in shares of DM Common Stock effected during the past 60 days is set forth in Annex B to this Schedule 13D and incorporated herein by reference.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 11 is true, complete and correct.

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/ Pierre Mestre
Name: Pierre MESTRE
Title: Managing Director

YELED INVEST S.A.

By:	/s/ Fons Mangen
Name: Fons MANGEN
Title: Administrator

By:	/s/ Pierre-André Mestre
Name: Pierre-André MESTRE
Title: Administrator

/s/Pierre-André Mestre
PIERRE-ANDRÉ MESTRE

Dated: October 15, 2019

Annex B

Transactions Effected During the Past 60 Days

Yeled Invest S.A.

Date of Transaction	Number of Shares Purchased	Average Selling Price per Share
10/10/2019	(193,014)	$0.383700

Pierre-André Mestre

Date of Transaction	Number of Shares Purchased	Average Purchase/Selling Price per Share
07/31/2019	1,000	$0.900000
10/10/2019	(290,766)	$0.383535
10/10/2019	(1,000)	$0.383700